UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the Resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2023

2.	Composition of the Supervisory Committee, members of the Audit Committee and the Independent Auditors

ITEM 1.

FREE TRANSLATION

Summary of the Resolutions adopted by the Ordinary and Extraordinary
General Shareholders’ Meeting held on April 27, 2023

The Shareholders’ Meeting was held by personal attendance.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders´ Meeting Agenda.

1) Appointment of two shareholders to sign the Minutes of the Meeting.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2) Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-fourth Fiscal Year, ended December 31, 2022 (“Fiscal Year 2022”).

All of the documentation submitted for the consideration of the Shareholders was approved without any changes, in the same manner it was approved by the Board of Directors, the Supervisory Committee and the Audit Committee, and reported to the control authorities.

3) Consider Retained Earnings as of December 31, 2022, which amount to a negative balance of AR$207,832,672,505. Proposal: 1) Regarding the negative amount of AR$273,927,247,113 derived from the adjustment for the loss of the higher value assigned to the assets and liabilities identified and incorporated as of January 1, 2018 (effective date of the merger of Telecom Argentina and Cablevisión S.A.) which at that time led to the creation of the Contributed Surplus, to be reclassified to the Contributed Surplus account, which consequently, after such allocation, will reach a balance of AR$405,572,443,997. 2) Regarding the difference in Retained Earnings, which amounts to AR$66,094,574,608, to be allocated entirely to the Voluntary Reserve to maintain the capital investments level and the current level of solvency of the Company. Consequently, the Retained Earnings as of December 31, 2022, which amount to a negative balance of AR$207,832,672,505, will be fully absorbed, affecting the Contributed Surplus and the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency. 3) Granting the Board of Directors the authority to possess the maximum flexibility to eventually decide the withdrawal of the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency and to distribute dividends in cash or in kind or any combination of both options.

The Shareholders’ Meeting approved the proposal of the Board of Directors adjusted to March 31, 2023, using the National Consumer Price Index (National CPI) published on April 14, 2023, in accordance with the provisions of CNV Resolution No. 777/2018, regarding Retained Earnings as of December 31, 2022, which reported a negative balance of AR$ 252,999,527,760 to:

1) Regarding the negative amount of AR$333,457,984,853 derived from the adjustment for the loss of the higher value assigned to the assets and liabilities identified and incorporated as of January 1, 2018 (effective date of the merger of Telecom Argentina and Cablevisión S.A.) which at that time led to the creation of the Contributed Surplus, to be reclassified to the Contributed Surplus account, which consequently, after such allocation, will reach a balance of AR$493,712,733,262.

2) Regarding the difference in Retained Earnings, which amounts to AR$80,458,457,093, to be allocated entirely to the Voluntary Reserve to maintain the capital investments level and the current level of solvency of the Company. Consequently, the Retained Earnings as of December 31, 2022, which amount to a negative balance of AR$252,999,527,760, will be fully absorbed, affecting the Contributed Surplus and the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency.

It was also resolved to grant the Board of Directors the authority to withdraw, before December 31,2023, the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” in an amount that allows to distribute dividends in kind through global bonds due 2030 for a nominal value of up to US$473,623,896.

4) Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2022.

The performance of all of the Members of the Board of Directors and Members of the Supervisory Committee who served during fiscal year 2022 was approved, until this Shareholders´ Meeting.

5) Consider the compensation for the Members of the Board of Directors (allocated amount: AR$647,798,092) for the fiscal year ended December 31, 2022, which reported a computable loss according to the terms of the CNV Rules.

For those Directors that served from January 1, 2022 through December 31, 2022, a total compensation of AR$ 647,798,092 was approved, to be distributed in the manner to be agreed by the Board of Directors, among independent directors or directors who performed technical-administrative tasks or special assignments, taking into consideration the advance payments that they received.

6) Authorize the Board of Directors to pay advances on fees to those Directors who during fiscal year to end December 31, 2023 (Fiscal Year 2023) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to those Directors of Telecom Argentina who during Fiscal Year 2023 serve as independent directors or perform technical-administrative tasks or perform special assignments, within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves.

7) Consider the compensation to Members of the Supervisory Committee corresponding to the fiscal year ended December 31, 2022. Proposal to pay the total amount of AR$ 49,171,773.

A total compensation of AR$ 49,171,773 for the Members of the Supervisory Committee of Telecom Argentina was approved for their services provided from January 1, 2022 to December 31, 2022, taking into consideration the advance payments that they received. This total amount shall be equally distributed among the five regular Members as determined by the Supervisory Committee, after allocating the proportional amount to the member that represents the Supervisory Committee at the Executive Committee.

8) Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2023 (contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to those Members of the Supervisory Committee serving during Fiscal Year 2023, contingent upon what the Shareholders’ Meeting resolves.

9) Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2023.

The following persons were appointed as regular Members of the Supervisory Committee: Pablo Andrés Buey Fernández, Pablo Gabriel San Martín, Alejandro Héctor Massa, María Ximena Digón and Saturnino Jorge Funes.

Ms. María Ximena Digón, Mr. Pablo Andrés Buey Fernández and Mr. Saturnino Jorge Funes are lawyers, and Mr. Pablo Gabriel San Martín and Mr. Alejandro Héctor Massa are certified public accountants. They all qualify as “Independent” members in accordance with the standard set forth by the CNV´s Rules.

Finally, it was informed that none of the proposed members of the Supervisory Committee, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina and shall not be proposed to serve in that capacity.

10) Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2023 and elect them.

It was resolved to appoint five (5) alternate Members, and the following persons were elected: Javier Alegría, Rubén Suárez, Matías Alejandro Fredriks, Lucrecia Sofía Myburg Díaz and Luciano Nicolás Giménez.

Mr. Javier Alegría will serve as alternate for Mr. Pablo Andrés Buey Fernández; Mr. Rubén Suárez will serve as alternate for Mr. Pablo Gabriel San Martín; Mr. Matías Alejandro Fredriks will serve as alternate for Mr. Alejandro Héctor Massa; and Ms. Lucrecia Sofia Myburg Díaz and Mr. Luciano Nicolás Giménez will serve as alternates, indistinctly, for Ms. María Ximena Digón and Mr. Saturnino Jorge Funes.

Mr. Javier Alegría, Mr. Matías Alejandro Fredriks, Ms. Lucrecia Sofía Myburg Díaz and Mr. Luciano Nicolás Giménez are lawyers, and Mr. Rubén Suárez is a certified public accountant. All of them qualify as “Independent” members in accordance with the standard set forth in the CNV´s Rules.

None of the proposed alternate members, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina, and they shall not be proposed to serve in that capacity.

11) Determine the compensation of the Independent Auditors who served during Fiscal Year 2022.

A total compensation for audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2022 was approved in the amount of AR$218,370,700 (not including VAT), of which AR$147,075,300 correspond to audit tasks of the Financial Statements, and AR$71,295,400 for the audit activities conducted in connection with the certification under Section 404 of the Sarbanes-Oxley Act

12) Appoint the Independent Auditors of the financial statements for Fiscal Year 2023 and determine their compensation.

“Price Waterhouse & Co SRL” was appointed as Independent Auditor of the Financial Statements of Telecom Argentina for the Fiscal Year ending December 31, 2023. Alejandro Javier Rosa will serve as the regular certifying accountant, and Reinaldo Sergio Cravero and Ezequiel Luis Mirazon will serve as his alternates indistinctly.

It was resolved that the compensation of the Independent Auditors shall be determined by the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2023, empowering the Audit Committee to determine the terms and conditions of service delivery, and authorization was granted for the payment of advances on fees to the Independent Auditors, in the amount that the Audit Committee deems reasonable.

13) Consider the budget for the Audit Committee for Fiscal Year 2023 (AR$ 34,667,454).

The budget for the operation of the Audit Committee for Fiscal Year 2023 was set at the amount of AR$ 34,667,454.

14) By virtue of the appointment of Mr. Ignacio Cruz Moran as director, made by the Supervisory Committee on February 28, 2023 pursuant to Section 258, second paragraph, of the Argentine General Corporations Law, consider the appointment of the director to be effective as of this Shareholders’ Meeting and until the end of Fiscal Year 2023.

Mr. Ignacio Cruz Moran was appointed as a director, proposed by Class A shares, to serve as of this Shareholders’ Meeting and until the end of fiscal year 2023.

Mr. Moran qualifies as an “independent” director in accordance with the CNV and SEC Rules.

Ms. Lucía Soutullo on behalf of the Comisión Nacional de Valores and Certified Public Accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange participated in the Meeting.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

ITEM 2.

TELECOM ARGENTINA S.A.

COMPOSITION OF THE SUPERVISORY COMMITTEE, MEMBERS OF THE AUDIT COMMITTEE AND THE INDEPENDENT AUDITORS

Pursuant to the resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2023, the composition of the Supervisory Committee of Telecom Argentina is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Pablo Gabriel San Martín, Mr. Alejandro Héctor Massa, Mrs. María Ximena Digón and Mr. Saturnino Jorge Funes. Alternate Members: Mr. Javier Alegría, Mr. Rubén Suárez, Mr. Matías Alejandro Fredriks, Mrs Lucrecia Sofia Myburg Díaz and Mr. Luciano Nicolas Giménez.

The members of the Supervisory Committee will hold office for a fiscal year.

Pursuant to that resolved by the Board of Directors on its meeting celebrated on April 27, 2023, the composition of the Audit Committee is as follows:

AUDIT COMMITTEE: Mr. Carlos Alejandro Harrison (“financial expert” of the Audit Committee); Mr. Martín Héctor D´Ambrosio and Mr. Ignacio Cruz Morán.

Pursuant to the resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2023, Price Waterhouse & Co S.R.L. was designated as Independent Auditor of the Financial Statements for Fiscal Year 2023, acting Mr. Alejandro Javier Rosa as regular certifying accountant, and Mr. Reinaldo Sergio Cravero and Mr. Ezequiel Luis Mirazón as his alternates.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 27, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations